

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

November 26, 2007

Joseph F. Longo
Chairman, President & CEO
Startech Environmental Corporation
88 Danbury Road, Suite 2A
Wilton, Connecticut 06897-2525

>   **Re: Startech Environmental Corporation
>   Amendment No. 1 to Form S-1
>   Filed Octobet 31, 2007
>   File No. 333-143478**

Dear Mr. Longo:

We have reviewed your filing and have the following comments.

Form S-1/A

General

1.   Please file a redlined version of your next amendment on EDGAR which shows changes from the previous submission pursuant to Rule 310 of Regulation S-T.

2.   Please tell us why a Form 8-K was not filed related to the purchase of a 10 TPD (rated) Plasma Converter System from Plasma Processing Technologies Ltd of England and Wales (PPT).

3.   Please provide your analysis of whether Cornell Capital is an affiliate. In this analysis, please address the total number of shares of stock that Cornell could receive pursuant to its outstanding transactions with the company.

4.   We note your response to prior comment 8, however, cannot locate the number of outstanding shares in response to prior comment 7. Please tell us the number of shares of common stock outstanding held by non-affiliates and tell us how you came up with that number.

Risk Factors, page 15

5.   Please tell us why you deleted the risk factor relating to the going concern opinion.

Cautionary Note Regarding Forward-Looking Statements, page 34

6.   Please delete the revised disclosure regarding the Private Securities Litigation Reform Act of
        1995 since it does not apply to statements made by a penny stock issuer. See Section
        27A(b)(1)(C) of the Securities Act of 1933.

Use of Proceeds, page 34

7.   Please disclose the use of proceeds from the exercise of warrants.

Management's Discussion and Analysis, page 34
Results of Operations, page 36

8.   We have read your response to comment 16 in our letter dated July 3, 2007. Please address the
        following:

        •   As previously requested, disclose all the financial statement line items that are impacted
                by the distribution agreement transactions, and the proportion of the deferred revenue
                liability balance at each balance sheet date that is comprised of distribution rights. That
                is, please include the clarifying information contained in your response related to this
                particular item. We note limited disclosure has been made on pages 44 and F-37 of your
                amended filing.
        •   We note that the revenues recognized for the three and nine months ended July 31, 2007
                are primarily attributable to the "completed installation in Mihama" (three months
                ended July 31, 2007), the "overhaul project in Mihama" (three months ended July 31,
                2007), and the "ongoing installation in Mihama" (nine months ended July 31, 2007).
                Please revise your document to clearly delineate the number of projects that have
                occurred or are occurring presently in Mihama, and the nature and timeframe of each.
                Given this disclosure, please explain to us why you have told us in your response letter
                that there was no revenue attributable to "the Mihama project" in the first quarter of
                2007.
        •   You have told us that the nature of the overhaul project in Mihama relates to field
                service support including replacement parts for the Himeji site during November and
                December 2005. Revise your document to disclose this fact, and the purpose/project the
                Himeji site is for, as you make no mention of this site in your filing.

9.   We have read your response to comment 17 in our letter dated July 3, 2007. Revise your
        document to discuss the changes in interest expense for the interim and annual periods
        presented. We note, in particular, that interest expense increased from $18,512 at October 31,
        2005 to $154,687 at October 31, 2006.

Executive Compensation, page 70

10.   Please update to include compensation information for the fiscal year ended October 31, 2007.
        Please note that at this time you are required to comply with the new disclosure and new tables

required by Item 402 of Regulation S-K, including the director compensation table and compensation discussion and analysis.

Selling stockholders, page 82
Descriptions of Private Placement Transactions, page 83

11.   Please delete the information relating to the transactions with Financial Alchemy and Ann Ritson since they no longer appear to be selling shares.

Independent Auditor's Report, page F-3

12.   Please have Kostin, Ruffkess & Company, LLC sign their audit report.

July 31, 2007 Financial Statements
Note 2 – Significant Accounting Policies, page F-31

Revenue Recognition, page F-32

13.   We have read your response to comment 22 in our letter dated July 3, 2007. You state that during May 2007, you entered into an agreement to sell three of your Plasma Converter Systems to a customer, but that as of July 31, 2007, delivery of the Plasma Converter Systems had not yet occurred. You state you are currently evaluating the provisions of EITF 00-21 to determine its effect on this transaction. Please tell us why you are not yet able to determine the impact EITF 00-21 will have on this sale, since it appears that the information needed to resolve this matter is readily available. We note that delivery of a product does not preclude the analysis set forth in EITF 00-21.

Note 4 – Equipment and Leasehold Improvements, page F-33

14.   You state that during the nine months ended July 31, 2007, you deemed certain components of your construction in progress impaired, and accordingly, recorded an impairment charge in the amount of $126,000. Please revise your document to comply with paragraph 47a. of SFAS 144.

Form 8-K filed 5/31/07

15.   We understand that you intend to withdraw the application for confidential treatment for Exhibit 10.1. Please file a letter with the office of the Secretary to withdraw this request and refile an unredacted version of Exhibit 10.1.

   You may contact Jennifer Do, Staff Accountant, at (202) 551-3743 or Al Pavot, Senior Staff

Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me at (202) 551-3760 with any other questions.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief

cc: Scott Rosenblum (*via facsimile* 212/715-8000)
        Kramer Levin Naftalis & Frankel LLP
        1177 Avenue of the Americas
        New York, New York 10036